PB 3/11 08

SEC Mail Processing Section
FEB 20 2008
Washington, DC 103

[redacted]

SECU 08028846 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

447 Broadway
(No. and Street)

New York (City) — New York (State) — 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Kopley — (609) 720-0250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson, West & Co., PLC
(Name – *if individual, state last, first, middle name*)

332 Minnesota Street, Suite E-1100 (Address) — Saint Paul (City), MN (State) — 55101 (Zip Code)

SEC Mail Processing Section
FEB 20 2008
Washington, DC 103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

See cover letter dated February 22, 2008.

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, Catherine S. Kopley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The financial statements and operational reports have been or will be made available to all members of the Organization.

Catherine S. Kopley
Signature

President
Title

Lauren Vagnuolo
Notary Public

...REN VAGNUOLO
...Public of New ...
...ssion Expires Ju...

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON, WEST & CO., PLC
Certified Public Accountants

SUITE E-1100
332 MINNESOTA STREET
SAINT PAUL MINNESOTA 55101

(651) 227-9431
FAX (651) 223-5158

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS OF THE AICPA ALLIANCE FOR CPA FIRMS

February 15, 2008

ACCOUNTANTS' REVIEW REPORT

The Members
Pragma Securities, LLC
New York, New York

We have reviewed the accompanying balance sheet of Pragma Securities, LLC (a development stage company) as of December 31, 2007 and the related statements of income and comprehensive income, stockholder's equity, and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Pragma Securities, LLC.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements, taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The financial statements as of December 31, 2006 and for the year then ended, were audited by us, and we expressed an unqualified opinion on them in our report dated February 26, 2007, but we have not performed any auditing procedures since that date.

Johnson, West & Co., PLC

Johnson, West & Co., PLC

PRAGMA SECURITIES, LLC
(A Development Stage Company)
Statements of Financial Condition
December 31, 2007 (Unaudited) and 2006 (Audited)

ASSETS

	2007 (Unaudited)	2006 (Audited)
CURRENT ASSETS		
Cash	$ 417,688	$ 608,856
Receivable from brokers-dealers	455,585	239,268
Note receivable - related party	-	60,000
Deposits	2,500	9,760
Prepaid expenses	5,078	16,075
TOTAL CURRENT ASSETS	$ 880,851	$ 933,959
PROPERTY AND EQUIPMENT		
Computer equipment	$ 96,189	$ 102,476
Less accumulated depreciation	28,927	10,248
Net property and equipment	$ 67,262	$ 92,228
	$ 948,113	$ 1,026,187

LIABILITIES AND MEMBERS' CAPITAL

	2007 (Unaudited)	2006 (Audited)
CURRENT LIABILITIES		
Accounts payable	$ 9,642	$ 38,082
Payable to lessor	441,548	239,268
Other current liabilities	2,175	-
TOTAL CURRENT LIABILITIES	$ 453,365	$ 277,350
MEMBERS' CAPITAL		
Contributions - accumulated since inception	$ 1,271,075	$ 1,271,075
Distributions - accumulated since inception	(5,075)	(5,075)
Deficit accumulated during the development stage	(771,252)	(512,088)
Due from member	-	(5,075)
TOTAL MEMBERS' CAPITAL	$ 494,748	$ 748,837
	$ 948,113	$ 1,026,187

See accompanying notes to financial statements.

END